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                             November 10, 2022

       Jeffrey H. Smulyan
       Chief Executive Officer
       Monument Circle Acquisition Corp.
       One EMMIS Plaza
       40 Monument Circle, Suite 700
       Indianapolis, IN 46204

                                                        Re: Monument Circle
Acquisition Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed November 1,
2022
                                                            File No. 001-39876

       Dear Jeffrey H. Smulyan:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed November 1, 2022

       General

   1.                                                   We note proposal number
one contains two proposals. One proposal is asking
                                                        shareholders to vote to
extend the time to complete the transaction and the other requests shareholders to vote to
permit the board to terminate early. Please unbundle these
                                                        proposals to allow
shareholders to vote separately on material matters. Alternatively, provide us with your
analysis as to why you are not required to unbundle these proposals.
                                                        Please refer to Rule
14a-4(a)(3) of Regulation 14A.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jeffrey H. Smulyan
Monument Circle Acquisition Corp.
November 10, 2022
Page 2

       Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any questions.



                                                         Sincerely,
FirstName LastNameJeffrey H. Smulyan
                                                         Division of
Corporation Finance
Comapany NameMonument Circle Acquisition Corp.
                                                         Office of Real Estate
& Construction
November 10, 2022 Page 2
cc:       Stuart Neuhauser
FirstName LastName